Exhibit 99.1

FSD Pharma Announces Engagement with Tekkfund Capital and Share Issuance to Crystal Research Associates

TORONTO--(BUSINESS WIRE)--May 2, 2022--FSD Pharma Inc. (NASDAQ: HUGE) (CSE: HUGE) (FRE: 0K9A) (“FSD Pharma” or the “Company”), a life sciences holding company dedicated to building a portfolio of assets and biotech solutions, announced today that on April 15th, 2022, the Company entered into a contract with Tekkfund Capital Corp (“TCC”) for services to structure and assist with certain business development strategies (the “TCC Agreement”), pursuant to which the Company will (i) pay TCC a monthly fee of C$12,500 plus HST; and (ii) issue, on a monthly basis, 7,000 Class B subordinate voting shares of the Company (“TCC Consideration Shares”) to TCC for the duration of the TCC Agreement, in accordance with the terms of the TCC Agreement. The TCC Agreement has an initial term of 24 months and may be extended by mutual consent of the parties. The TCC Consideration Shares will be subject to a four month hold period commencing on the date of distribution in accordance with Canadian Securities Exchange (“CSE”) requirements.

In addition, on March 9th, 2022, the Company issued 30,000 Class B subordinate voting shares (“Crystal Consideration Shares”) at the closing market price of the Company’s Class B subordinate voting shares on the CSE on the date of issuance to Crystal Research Associates, LLC (“Crystal”) in consideration for the preparation of the research report conducted by Crystal as previously disclosed in the Company’s press release dated March 15, 2022. The Crystal Consideration Shares are subject to a four month hold period commencing on the date of distribution in accordance with CSE requirements.

About FSD Pharma

FSD Pharma Inc., with only 38.4 million shares issued/outstanding, is a biotechnology company with three drug candidates in different stages of development. FSD BioSciences, Inc. (“FSD BioSciences”), a wholly owned subsidiary, is focused on pharmaceutical research and development of its lead compound, ultra-micronized palmitoyl ethylamine (“PEA”) or FSD-PEA (formerly called FSD-201). Lucid Psycheceuticals Inc. (“Lucid”), a wholly owned subsidiary, is focused on the research and development of its lead compounds, Lucid-PSYCH (formerly Lucid-201) and Lucid-MS (formerly Lucid-21-302). Lucid PSYCH is a molecular compound identified for the potential treatment of mental health disorders. Lucid-MS is a molecular compound identified for the potential treatment of neurodegenerative disorders.

Forward Looking Information

Certain statements contained herein are “forward-looking statements.” Often, but not always, forward-looking statement can be identified by the use of words such as “plans”, “expects”, “expected”, “scheduled”, “estimates”, “intends”, “anticipates”, “hopes”, “planned” or “believes”, or variations of such words and phrases, or states that certain actions, events or results “may”, “could”, “would”, “might”, “potentially” or “will” be taken, occur or be achieved. Forward-looking statements contained in this press release include the comments made with respect to advancing the Company’s research into Lucid PSYCH, including the anticipated production and clinical development of Lucid-PSYCH and the advancement of Lucid PYSCH from research into clinical trials and any potential commercially viable therapeutic application, the efforts to advance ultramicronized Palmitoylethanolamide and develop of applications therefor evaluation of the commercial viability of its principal drug compound, and the statements made by Anthony Durkacz regarding the Company’s goal of rapidly moving Lucid-PSYCH from bench to clinic by obtaining IND approval and initiating a Phase 1 clinical study future development of Lucid PYSCH. FSD cannot give any assurance that such forward-looking statements will prove to have been correct. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. The Company cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Factors that may cause such material differences include without limitation: the fact that the drug development efforts of both Lucid and FSD BioSciences are at a very early stage; the fact that preclinical drug development is uncertain, and the drug product candidates of Lucid and FSD BioSciences may never advance to clinical trials; the fact that results of preclinical studies and early-stage clinical trials may not be predictive of the results of later stage clinical trials; the uncertain outcome, cost, and timing of product development activities, preclinical studies and clinical trials of Lucid and FSD BioSciences; the uncertain clinical development process, including the risk that clinical trials may not have an effective design or generate positive results; the potential inability to obtain or maintain regulatory approval of the drug product candidates of Lucid and FSD BioSciences; the introduction of competing drugs that are safer, more effective or less expensive than, or otherwise superior to, the drug product candidates of Lucid and FSD BioSciences; the initiation, conduct, and completion of preclinical studies and clinical trials may be delayed, adversely affected, or impacted by COVID-19 related issues; the potential inability to obtain adequate financing; the potential inability to obtain or maintain intellectual property protection for the drug product candidates of Lucid and FSD BioSciences; and other risks. Further information regarding factors that may cause actual results to differ materially are included in the Company’s annual and other reports filed from time to time with the Canadian Securities Administrators on SEDAR (www.sedar.com) and with the U.S. Securities and Exchange Commission on EDGAR (www.sec.gov) under the heading “Risk Factors.” Any forward-looking statement contained in this release speaks only as of its date. The Company does not undertake to update any forward-looking statements, except to the extent required by applicable securities laws.

Contacts

Zeeshan Saeed, Founder, President and Executive Co-Chairman of the Board, FSD Pharma Inc.
Email: Zsaeed@fsdpharma.com
Telephone: (416) 854-8884

Investor Relations:
Email: ir@fsdpharma.com, info@fsdpharma.com
Website: www.fsdpharma.com